Exhibit 99.1

Projected Income of $325M to Can-Fite Over the Next 10 Years After

Vetbiolix Exercised its Option and Licensed Piclidenoson for Veterinary
Osteoarthritis

The agreement has been signed upon successful conclusion of a clinical study in dogs with osteoarthritis

RAMAT GAN, Israel, Sept. 24, 2024 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced that its veterinary partner Vetbiolix exercised its option and signed a development and commercialization agreement with Can-Fite for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats.

Vetbiolix concluded successfully a clinical study in dogs with osteoarthritis who were treated orally with piclidenoson for a couple of months period. The arthritis market for companion animals is estimated by Coherent Market Insights to be $3.8 Billion in 2023 and is expected to grow to $6.3 Billion by 2030. Can-Fite and Vetbiolix model that Piclidenoson has the potential to capture up to 6% of this opportunity, with peak worldwide sales of $445 Million by 2034. Under the agreement, Can-Fite is entitled to receive a 15% royalty on worldwide sales in this indication. This means that Can-Fite’s upfront and royalties on sales upon regulatory approval for veterinary use, is projected to be $325 million in the aggregate over the next decade assuming a 2027 launch.

Current treatments for canine osteoarthritis include oral non-steroidal anti-inflammatory drugs (NSAIDs) which only treat symptoms and carry significant harmful side effects, and an injectable disease modifying osteoarthritis drug (DMOAD) that targets the progression of the disease. Piclidenoson, an oral drug that has a favorable safety profile in humans and in animal studies, offers a potentially safe and effective oral treatment for canine osteoarthritis.

“The veterinary market is a significant opportunity where our drugs may have an impact. Both the size of the market and the shorter timelines to regulatory approval have the potential to result in milestone and royalty revenues for Can-Fite. We believe Piclidenoson’s safety and efficacy data in dogs indicate it may offer relief to the growing number of companion animals with osteoarthritis,” stated Can-Fite VP Business Development Dr. Sari Fishman.

Matthieu Roquette, President at Vetbiolix commented, “The quality of preclinical and clinical data generated by us on Piclidenoson, and its pharmacological profile make this highly selective A3 Adenosine Receptor Agonist a drug candidate likely to meet the unmet veterinary medical need to date in the management of osteoarthritis pathology in dogs and cats.”

On top of the U.S. Can-Fite patent #10,265,337 Vetbiolix applied for additional new patent applications based on the new data from the dog clinical study that has been concluded recently.

About Vetbiolix

Vetbiolix develops innovative products for treatment and prevention of diseases affecting pets. As pharmaceutical and biotech companies research novel molecules and compounds for human medicine, tests in different species often reveal exciting possibilities for pets. Vetbiolix has developed a unique approach focused on turning this potential into innovative prescription medicines and care products for pets. To date, veterinarians have still few therapeutics and real preventive care products at their disposal that have been specifically developed and approved for pets. Along with a virtual VetBiotech organization, Vetbiolix exclusively focuses on clinical developments of prescription medicines, diagnostics, nutraceuticals and care products for pets, thanks to its qualified external R&D partners in Europe & the US. Vetbiolix is supported by the Eurasanté Bio-Incubator, the northern France health cluster ranked among the top 20 best European incubators fostering pharm/biotech start-up development (Labiotech.eu 2019).

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of NASH a Phase III trial for hepatocellular carcinoma (HCC), and the Company is planning a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114